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November 23, 2010	Jeremy C. Smith
202-508-4632
202-383-8331
Jeremy.Smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Laura Hatch

Re:	Ashmore Funds

File nos. 333-169226; 811-22468

Dear Ms. Hatch:

Pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on September 3, 2010, Ashmore Funds (the “Trust”) filed its initial registration statement on Form N-1A (the “Registration Statement”) relating to the issuance of common shares of beneficial interest of its respective series Ashmore Emerging Markets Corporate Debt Fund, Ashmore Emerging Markets Local Currency Fund, Ashmore Emerging Markets Local Currency Bond Fund, Ashmore Emerging Markets Sovereign Debt Fund and Ashmore Emerging Markets Total Return Fund (each a “Fund” and, collectively, the “Funds”). You provided a letter to our attention, dated September 29, 2010 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Registration Statement. On November 8, 2010, the Trust filed a Pre-Effective Amendment to its Registration Statement (“Pre-Effective Amendment No. 1”) to amend the Registration Statement to address the Staff’s comments provided in the Comment Letter. Following the filing of Pre-Effective Amendment No. 1, you provided additional comments to the Registration Statement telephonically (“Oral Comments”).

In concert with the transmission of this letter, the Trust intends to submit Pre-Effective Amendment No. 2 to the Registration Statement to, among other things, amend the Registration Statement to reflect the Trust’s responses to the Staff’s Oral Comments as set forth below.

PROSPECTUS

1.	Comment: For each Fund, please state that the Fund’s investment objective may be changed without shareholder approval.

Response: In accordance with Item 9(a) of Form N-1A, the requested statements appear in the section entitled “Principal Investments and Strategies of Each Fund” immediately after each Fund’s investment objective.

2.	Comment: Please clarify, where appropriate, that the term “Corporate issuer” is a defined term in the Registration Statement.

Response: The requested changes have been made.

3.	Comment: Please clarify the criteria the Investment Manager will use to designate additional countries as “Emerging Market Countries” for purposes of the Funds’ principal investment strategies.

Response: The requested changes have been made. The referenced disclosure has been revised as follows:

“Emerging Market Countries include any country included by the International Monetary Fund in its list of Emerging and Developing Economies . . . all countries represented in any widely–recognized index of emerging market securities, and any other country which the Investment Manager determines has an economy or other characteristics indicative of an emerging market economy.”

4.	Comment: Please review each Fund’s disclosure to ensure that it accurately describes the types of derivatives each Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govklivisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed and revised as the Funds deemed appropriate in reference to the noted letter.

5.	Comment: Please clarify the circumstances under which a Fund would change the time that it calculates its net asset value.

Response: The requested changes have been made. The referenced language has been revised to read as follows: “[e]ach Fund reserves the right to change the time its NAV is calculated under certain unusual circumstances, including, for example, in the event of an unscheduled halt or early close of trading on the NYSE.”

6.	Comment: Please conform the following language “[t]he Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to the investments described above will be counted toward satisfaction of the Fund’s [Rule 35d-1] investment policy” with the guidance from the Commission in Investment Company Act Release No. 24828 (January 17, 2001) (adopting Rule 35d-1 under the Investment Company Act of 1940).

Response: We have reviewed Investment Company Act Release No. 24828 and believe the referenced language is consistent with the guidance from the Commission therein, which reads as follows: “[i]n appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

STATEMENT OF ADDITIONAL INFORMATION

7.	Comment: Please make any corresponding changes to the Funds’ Statement of Additional Information necessary as a result of the changes made in response to the Staff’s comments to the Funds’ Prospectuses.

Response: The requested changes have been made.

*****

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith
Jeremy C. Smith

cc:	Alexandra Autrey

David C. Sullivan